FEDERATED MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

March 31, 2014

Jeff Long and Asen Parachkevova

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: Form N-14

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or Registrant”)

Federated Money Market Management (the “Fund”)

Form N-14 1933 Act File No. 333-194223

1940 Act File No. 811-5950

Dear Sirs:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on March 24, 2014, regarding the proposed reorganization of Federated Prime Management Obligations Fund (PMOF or Acquired Fund) into Federated Money Market Management (MMM or Acquiring Fund). Here are the responses to the comments received from examiners, Jeff Long and Asen Parachkevova.

Here are the responses to Mr. Long’s comments:

1. In response to your comment regarding the net expenses of MMM:

As disclosed in the February 13, 2014 supplement to its registration statement for the IS shares, and in the registration statements filed on March 14, 2014 for the CAP Shares and Service Shares, MMM has reduced its net expenses. Accordingly, the currently effective net expense for MMM shares are lower than each of the corresponding share classes for PMOF. The fees disclosed in the MMM and PMOF fee tables do not include the respective fund’s yield waivers. Each fee table shows the net expenses and the corresponding expense cap that is currently in effect. Any voluntary yield waiver by the Fund’s adviser is not disclosed in the fee table, but is shown in the Financial Highlights.

2. In response to your comment regarding the AAA credit rating:

PMOF has not received a credit rating. In order to receive a AAA credit rating, a fund may invest in only the highest rated securities or the equivalents thereof. Accordingly, a fund with a AAA credit rating is considered to hold securities of a higher credit quality and therefore be more appealing to shareholders. Historically, funds with a AAA rating have been more attractive to investors seeking a fund with a high credit quality. This is the reason that PMOF will benefit from MMM’s AAA credit rating.

3. In response to your comment regarding the NAST analysis:

Criteria	Applicable Portfolio
Investment Advisers	MMM and PMOF have the same investment adviser, Federated Investment Management Company. However, the portfolio management team that currently manages PMOF differs from the portfolio management team that manages MMM. The portfolio management team managing MMM will manage the surviving fund.
Investment objectives, policies, and restrictions	MMM and PMOF have substantially identical investment objectives and restrictions. However, MMM is only permitted to invest in First Tier Securities that are rated by all NRSROs in the highest short- term rating category. MMM has also received a AAA credit rating. In contrast, PMOF is permitted to invest in First Tier Securities that are “split-rated,” or rated by certain NRSROs below the highest short-term rating category. MMM’s policy will apply subsequent to the reorganization, so that the surviving fund will have investment policies that more closely resemble those of MMM.

Portfolio composition

The portfolios of MMM and PMOF are substantially similar, given that both are prime money market funds that invest only in First Tier Securities.  The limited variations among the portfolio compositions of MMM and PMOF are attributable to (1) the relative sizes of MMM and PMOF; and (2) the fact that PMOF has the ability to hold “split-rated” securities.

Immediately after the reorganization, the portfolio composition of the surviving fund will more closely resemble that of PMOF, as PMOF is larger.  However, any “split-rated” securities held by PMOF (which currently comprise 5.1% of PMOF’s portfolio) will be permitted to mature so that, from that perspective, the portfolio composition of the surviving fund will more closely resemble that of MMM.

Expense structure and expense ratios	The surviving fund will have the share classes currently offered by both MMM and PMOF. Thus, the surviving fund will have IS/SS/CAP/EAG shares.
Fund Expenses	Mgmt Fee	Gross Exp	Net Exp
PMOF – IS	0.20	0.30	0.20
PMOF – CAP	0.20	0.55	0.30
PMOF – SS	0.20	0.56	0.45

MMM – EAG	0.20	1.61	0.45
MMM – IS	0.20	1.36	0.15
MMM-Cap	0.20	0.56	0.25
MMM-SS	0.20	0.56	0.40
Asset size	At February 28, 2014, MMM had assets of $18,062 ,347, and PMOF had assets of $1,739,803,719.

4. In response to your comment regarding PMOF shareholder benefits:

In response to your comment questioning how PMOF shareholders benefit from the Reorganization, the N-14 explains that MMM will be more viable than PMOF in the long-term due to its AAA credit rating. Funds such as PMOF, which hold first-tier, split-rated securities, offer neither the security of a fund with a AAA credit rating nor the potential yield of a fund that holds second-tier securities. Federated believes that the net asset outflows that PMOF has experienced over the past five years are largely attributable to its lack of a AAA credit rating.

5. In response to your comment regarding expenses benefiting PMOF shareholders:

Please see our response to Comment #1 and #4 above.

6. In response to your comment regarding expenses and financial highlights:

All of the net expenses have been confirmed against the currently effective Prospectuses. Please refer to our response to Comment #1 regarding the difference between the fee tables and the financial highlights.

7. In response to your comment regarding the capitalization table:

We explained that given the large waiver positions of PMOF and MMM, and the fact that PMOF and MMM are being operated at their applicable voluntary expense caps, it is anticipated that the Adviser or its affiliates will indirectly pay the expenses that PMOF and MMM are being asked to bear.

8. In response to your comment regarding PMOF securities:

It is not anticipated that PMOF will have to sell securities prior to the Reorganization. PMOF will permit certain securities, such as split-rated securities to mature prior to the Reorganization.

9. In response to your SAI comment regarding the Statement of Assets and Liabilities:

Please see our response to Comment #7.

10. In response to your comment regarding the Statement of Operations:

The language has been added.

11. In response to your comment in the SAI regarding waivers and reimbursements:

Please see our responses to your Comment #1 and Comment #4.

Here are the responses to Mr. Parachkevov’s comments:

1. In response to your comment regarding Trustees:

The language has been revised to include a reference to a majority of independent Trustees.

2. In response to your comment regarding the closing date and time and the steps taken in the Reorganization:

The language under the second question has been revised to include the steps taken in the Reorganization. Please note that the Closing Date and the anticipated time of the Reorganization are included in the response to Question #4 of the Cover Page.

3. In response to your comment to include a discussion of fees related to the Reorganization:

Language has been added to the Cover Page related to fees and which party will be bearing the cost of the Reorganization.

4. In response to your comment regarding details of where documents are available to shareholders:

The language will be revised to include the websites where information is available to shareholders.

5. In response to your comment regarding Trustees on the Notice Page:

The language has been revised to include a reference to a majority of independent Trustees.

6. In response to your comment regarding the fact that a shareholder vote is not required:

Language has been added to include a reference to Rule 17a-8.

7. In response to your comment regarding the designation of MMM share class prospectuses incorporated by reference.

The language has been revised to include the share class designations.

8. In response to your comment regarding details of availability of materials:

The language has been revised to include the website where information is available to shareholders.

9. In response to your comment on clarifying terms such as “the Fund”:

The N-14 has been revised to clarify terms.

10. In response to your comment regarding PMOF and capital gains:

It is not anticipated that PMOF will need to make any capital gain distribution. Accordingly, this language has been removed.

11. In response to your comment regarding PMOF’s transfer of its portfolio:

In response to your comment questioning the statement that the Acquired Fund will transfer “most, if not all,” of its portfolio to the Acquiring Fund, we note that pursuant to Section 1.2 of the Agreement and Plan of Reorganization, “substantially all of the assets of the Acquired Fund (except for deferred or prepaid expenses, and amounts reserved for payment of Acquired Fund liabilities and any additional cash received by the Acquired Fund after the Closing Date in excess of accrued Fund liabilities recorded on the Acquired Fund’s books on or before the Closing Date that is retained by the Acquired Fund’s adviser) will be acquired by the Acquiring Fund.”

12. In response to your comment regarding the PMOF diversification limitation:

The language has been revised.

13. In response to your comment on clarifying terms such as “the Fund” in the Limitations section:

The N-14 has been revised to clarify terms.

14. In response to your comment regarding fees and expenses and financial highlights:

The fees disclosed in the MMM and PMOF fee tables do not include the respective fund’s yield waivers. Each fee table shows the net expenses and the corresponding expense cap that is currently in effect. Any additional voluntary yield waiver by the Fund’s adviser is not disclosed in the fee table, but is shown in the Financial Highlights.

15. In response to your comment regarding the “termination date” in all of the fee tables:

We have confirmed that the termination date of the expense waivers in the footnote to the MMM fee table will be 1 year from the date of the N-14. Item 3 of Form N-1A requires funds to include a fee table in a format prescribed by Form N-1A. The last line of the prescribed fee table is the "Total Annual Fund Operating Expenses" (which is the gross expense number). Instruction 3(e) to Item 3 of Form N-1A provides:

If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund's net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. The Fund should place these additional captions directly below the "Total Annual Fund Operating Expense" caption of the table and should use appropriate descriptive captions, such as "Fee Waiver [and/or Expense Reimbursement]" and "Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement," respectively. If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the waiver and under what circumstances.

Given these requirements, and the fact that the Form N-14 is a registration statement for an acquiring fund's shares being issued in connection with the reorganization, the "arrangement" disclosed in the fee table of a acquiring fund must be in place no less than one year from the effective date of the Fund's registration statement (i.e., the effective date of the Form N-14).

16. In response to your comment regarding the fee tables for the MMM Capital Shares and Service Shares:

The language has been revised to include references to the fact that the share classes are new and the expenses are estimated for the coming year.

17. In response to your comment regarding the narrative introduction to the Bar Charts for MMM Capital Shares and Service Shares:

The narrative has been revised to include the language contained in the most recent prospectuses for MMM Capital Shares and Service Shares dated March 14, 2014.

18. In response to your comment regarding the number of funds advised by the Adviser:

The number has been confirmed in the N-14.

19. In response to your comment regarding the investment advisory fee section:

The language has been revised to include dates of reports where the EAACs are available.

20. In response to your comment regarding where incorporating documents by reference:

Share class designations have been added to the appropriate sections.

21. In response to your comment regarding disclosure required by Item 5 of Form N-1A:

In response to your comment regarding compliance with Item 5 of Form N-14, we confirm that all information required thereby is set forth in the Prospectus/Information Statement or in the Prospectuses of the Acquiring Fund, dated September 30, 2013, and March 14, 2014, which, as permitted by General Instruction G of Form N-14, are incorporated by reference into the Prospectus/Information Statement.

22. In response to your comment regarding the Reorganization Agreement:

The language has been revised.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal